02045080

EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

RECD S.E.C.
JUN 2 8 2002
1086

# FORM 6-K

## Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

**JUNE 28, 2002**

# Embratel Holding Company

(Translation of registrant's name into English)

PROCESSED
JUL 1 7 2002
THOMSON FINANCIAL

**SCN-Quadra CN2, Lote F, 2° Andar, Sala 204,**
**Brasília-DF, Brazil**
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ___ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] N/A

## EMBRATEL HOLDING COMPANY

## TABLE OF CONTENTS

**Item 1**

**EMBRATEL PARTICIPAÇÕES S/A**

**PUBLICLY TRADED COMPANY**
**CNPJ No. 02.558.124/0001-12**

**RELEVANT FACT**

Embratel Participações S.A., in compliance with provision Paragraph Four of Article 157 of Law Number 6.404/76, and provision of CVM Instruction Number 358/02, hereby informs its shareholders and the general public that its Board of Directors authorized, on this date, the acquisition of the Company's own issued shares, to be held in treasury and subsequent disposal. Such authorization covered the acquisition of up to 3.597.832.765 common shares and up to 11.633.799.821 preferred shares, and these operations may be carried out within 3 (three) months from this date. Considering that the above numbers are below the maximum limit allowed by CVM Instruction Number 10/80, the Board of Directors may, at any time, review the approved amounts. Further information may be obtained in the Company official documents available on the site www.embratel.com.br/investidores.

Rio de Janeiro, June 27th, 2002.

Jose Maria Zubiria Maqueo
Investor Relations Director

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Embratel Holding Company**

Date:

By: ______________________
Name: Daniel Eldon Crawford
Title: President